Filed pursuant to Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED APRIL 14, 2009 TO PROSPECTUS DATED FEBRUARY 9, 2009

MARCH 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	March 2009	Year to Date	03/31/09	03/31/09

Series A	−2.33%	−1.95%	$35,966,128	$1,894.62

Series B	−4.49%	−2.87%	$67,671,539	$2,526.24

*	All performance is reported net of fees and expenses

Fund results for March 2009:

Although economic conditions across the globe remain challenging, perceptions that efforts to stabilize the financial system are finally gaining a foothold boosted investor confidence, sending shares across the globe higher. U.S. equities opened the month on the defensive until improving U.S. housing and durable goods data and the release of details on the U.S. Treasury’s plan to create a public-private partnership to deal with bank toxic assets propelled U.S. indices to gains of 7% to 10%. Asian stocks rallied sharply, led by Korea’s Kospi (+14.2%) and the China-based H-Shares (+13.7%), despite ongoing weak economic news. Europe lagged somewhat as Germany’s DAX rose 6.2%, France’s Cac40 added 3.9%, and the FTSE gained 2.3%. Short positions in the stock indices sector resulted in losses.

Global short-term interest rate futures trended higher during March as the continuous actions of world central banks attempting to combat the recession and reverse deflation provided steady support. Three-month Eurodollar futures finished higher as the Federal Reserve intensified quantitative easing efforts. The strategy calls for the purchase of U.S. treasury bonds and mortgage securities. In Canada, three-month bankers’ acceptance futures traded to new record highs after the Bank of Canada cut their benchmark rate to 0.5%, the lowest ever. In Switzerland, the strong upward trend in the three-month Euroswiss persisted as front month futures approached five-year highs. The rally strengthened as the Swiss National Bank lowered interest rates to 0.25%, initiated a program to buy corporate debt, and intervened to weaken the Swiss franc. Long positions in the interest rates market sector produced gains.

The U.S. dollar index moved steadily lower in March, finishing with a loss of 3.3%. The Federal Reserve’s plan to grow its balance sheet by over $1 trillion and a continuation of large Treasury debt auctions designed to finance the Obama administration’s massive budget proposals diluted the dollar’s value. The Australian dollar (+8.2%), Brazilian Real (+2.6%), and New Zealand dollar (11.7%) appreciated on strong relative economic performance bolstered by commodity market strength. The euro added 4.6% against the U.S. dollar and 6% against the Japanese yen, while the Norwegian krone rose 4.4%. The U.S. moves counteracted a Swiss National Bank intervention against the Swiss franc (+2.4%) as the central bank sought to devalue their currency in an effort to support exports. Emerging market currencies from the Czech koruna (+6.8%) to the Russian ruble (+5.4%) and the Polish zloty (+5.1%) moved higher as U.S. dollar safety sentiment dissipated. A relatively large loss resulted from short positions in these foreign currency markets.

After a steady decline in early 2009, grain markets found strong support in March with the exception of May wheat (+2.1%), which lagged amid poor fundamentals. Wheat rallied early in the month on improving U.S. financial data, only to retreat later in the month as timely rains fell in the southern U.S. plains. Australian wheat production estimates grew by 1.4 million tons, while global 2008-09 total wheat production is projected to be a record 684.4 million tons. May corn moved 12.7% higher as rising crude oil and fertilizer prices resulted in the U.S.D.A. shifting production from corn to soybeans. May soybeans discounted expectations for the largest U.S. plantings on record, adding 9.1% as Argentine crop prospects dimmed amid dry weather, farmer strikes, and the implementation of export tariffs. Despite the International Grain Council projecting 2009-10 world grain production at the 2nd highest level ever (1.725 bln tons), a risk premium remained ahead of the northern hemisphere growing season. These conditions led the Fund’s short positions to a loss in the sector.

May crude oil futures added to February’s late month rebound, tacking on an additional 6.1% in March, supported by solid U.S. housing and durable goods orders and a weaker U.S. dollar. The market managed to shrug off another poor employment report and OPEC passing on further production cuts as attention shifted to the Federal

Reserve’s plan to pump cash into the economy by purchasing treasury and mortgage debt. A surprisingly dramatic recovery in February Chinese demand also provided underlying support. Although U.S. crude inventories continued to build, gasoline stocks remained nearly flat as refineries adjust capacity utilization to account for persistent demand contraction. The Fund’s short energy sector positions resulted in losses.

Gold ETF holdings posted yet another record high, supporting the market at levels well above $900 per ounce as investors continue to seek protection from currency debasing moves by central bankers. In London, base metals, led by copper (+19.7%), lead (+21.4%), and zinc (+16.7%) moved sharply higher amid widespread evidence that China is moving to counteract damage to its export-led economic growth by stockpiling industrial metals to use for vast infrastructure projects. Indeed, Chinese imports of copper rose by 42% in February. Chinese lead imports are expected to remain strong as Chinese battery demand grows, while solid U.S. retail sales also contributed to the positive price action. These developments produced losses for the Fund’s short positions in the metals sector.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a substantial impact on this month’s overall negative performance.

For the month of March 2009, Series A lost 2.33%, while Series B lost 4.49%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

QUADRIGA SUPERFUND, L.P. — SERIES A
MARCH 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended March 31, 2009)

STATEMENT OF INCOME

March 2009

Investment income, interest	$6,964

Expenses
Management fee	55,773
Ongoing offering expenses	30,147
Operating expenses	4,523
Selling Commissions	120,591
Other expenses	1,590
Incentive fee	—
Brokerage commissions	23,692

Total expenses	236,316

Net investment gain (loss)	(229,352)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(122,810)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(506,948)

Net gain(loss) on investments	(629,758)

Net increase (decrease) in net assets from operations	$(859,110)

STATEMENT OF CHANGES IN NET ASSET VALUE

March 2009

Net assets, beginning of period	$35,948,775

Net increase (decrease) in net assets from operations	(859,110)
Capital share transactions
Issuance of shares	1,748,782
Redemption of shares	(872,319)

Net increase(decrease) in net assets from capital share transactions	876,463
Net increase(decrease) in net assets	17,353

Net assets, end of period	$35,966,128

NAV Per Unit, end of period	$1,894.62

QUADRIGA SUPERFUND, L.P. — SERIES B
MARCH 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended March 31, 2009)

STATEMENT OF INCOME

March 2009

Investment income, interest	$13,997

Expenses
Management fee	104,939
Ongoing offering expenses	56,724
Operating expenses	8,508
Selling Commissions	226,895
Other expenses	2,493
Incentive fee	—
Brokerage commissions	79,817

Total expenses	479,376

Net investment gain(loss)	(465,379)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(156,878)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(2,561,117)

Net gain(loss) on investments	(2,717,995)

Net increase (decrease) in net assets from operations	$(3,183,374)

STATEMENT OF CHANGE IN NET ASSET VALUE

March 2009

Net assets, beginning of period	$67,707,055

Net increase (decrease) in net assets from operations	(3,183,374)
Capital share transactions
Issuance of shares	5,082,770
Redemption of shares	(1,934,911)

Net increase (decrease) in net assets from capital share transactions	3,147,859
Net increase (decrease) in net assets	(35,515)

Net assets, end of period	$67,671,540

NAV Per Unit, end of period	$2,526.24

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.